SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 October 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 19 October 2026
99.2	Transaction in Own Shares dated 20 October 2026
99.3	Transaction in Own Shares dated 21 October 2026
99.4	Transaction in Own Shares dated 22 October 2026
99.5	Transaction in Own Shares dated 23 October 2026
99.6	Transaction in Own Shares dated 26 October 2026
99.7	Transaction in Own Shares dated 27 October 2026
99.8	Transaction in Own Shares dated 28 October 2026
99.9	Transaction in Own Shares dated 29 October 2026
99.10	Transaction in Own Shares dated 30 October 2026

Exhibit No: 99.1

19 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 16 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	16 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 168.0500

Highest price paid per share:	$ 170.0000

Average price paid per share:	$ 169.1468

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,035,298 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3905Z_1-2026-10-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

20 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 19 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	19 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 165.8500

Highest price paid per share:	$ 167.5500

Average price paid per share:	$ 166.7639

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,034,298 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5852Z_1-2026-10-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

21 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 20 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	20 October 2026

Aggregate number of ordinary shares purchased:	760

Lowest price paid per share:	$ 166.9000

Highest price paid per share:	$ 168.7000

Average price paid per share:	$ 167.7599
The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,033,538 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7662Z_1-2026-10-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

22 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 21 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	21 October 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 169.1500

Highest price paid per share:	$ 170.6000

Average price paid per share:	$ 169.9295

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,032,538 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9519Z_1-2026-10-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

23 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 22 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	22 October 2026

Aggregate number of ordinary shares purchased:	17,972

Lowest price paid per share:	$ 163.9000

Highest price paid per share:	$ 166.0000

Average price paid per share:	$ 165.4756

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 147,014,566 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1376A_1-2026-10-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

26 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 October 2026

Aggregate number of ordinary shares purchased:	66,528

Lowest price paid per share:	$ 160.7500

Highest price paid per share:	$ 165.7000

Average price paid per share:	$ 162.2657

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,948,038 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3230A_1-2026-10-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7
27 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 26 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	26 October 2026

Aggregate number of ordinary shares purchased:	29,440

Lowest price paid per share:	$ 165.5500

Highest price paid per share:	$ 167.0000

Average price paid per share:	$ 166.5228

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,918,598 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5114A_1-2026-10-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8
28 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 27 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	27 October 2026

Aggregate number of ordinary shares purchased:	25,000

Lowest price paid per share:	$ 163.0000

Highest price paid per share:	$ 166.3000

Average price paid per share:	$ 164.0809

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,893,598 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7049A_1-2026-10-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

29 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 28 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.|

Date of purchase:	28 October 2026

Aggregate number of ordinary shares purchased:	5,000

Lowest price paid per share:	$ 165.7500

Highest price paid per share:	$ 167.5500

Average price paid per share:	$ 166.4988

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,888,598 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8888A_1-2026-10-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10
30 October 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 29 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	29 October 2026

Aggregate number of ordinary shares purchased:	5,000

Lowest price paid per share:	$ 167.8000

Highest price paid per share:	$ 170.0000

Average price paid per share:	$ 169.0304

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,883,598 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0779B_1-2026-10-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	30 October 2026